         -------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                 Filing No. 2 for the month of September, 1999




                           Bid.Com International Inc.
                           --------------------------
                           (Exact name of Registrant)

         6725 Airport Road, Suite 201, Mississauga, ON, Canada L4V 1V2
         -------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F   X       Form 40-F
                                  ---                 ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes         No   X
                                  ---        ---


         -------------------------------------------------------------

                           BID.COM INTERNATIONAL INC.

     On or about September 21, 1999, Bid.Com International Inc. (the "Company") announced that it has entered into an exclusive three-year technology services and licensing agreement with ValueVision Interactive Inc. ("VVI"), the wholly owned e-commerce subsidiary of ValueVision International, Inc. ("ValueVision").

     Under the terms of the agreement, the Company will provide a complete e-commerce solution for VVI's "Dutch Auction" component of VVI's recently announced "Snap TV" brand. The Company will also be a partner in several future projects involving television and Internet convergence. In return for VVI's use of Bid.Com's "Dutch Auction" technology in the United States and certain related services to be provided by Bid.com, the Company will receive undisclosed fees and percentages of future revenues. The two companies will also jointly develop consumer applications for personalized marketing software using advanced collaborative filtering technologies.

     The companies expect to test and launch this technology in several stages beginning in the fourth quarter of 1999.

     ValueVision is an integrated electronic direct marketing company operating a television home-shopping network. ValueVision offers live programming 24 hours per day, 7 days a week broadcasting to approximately 32 million cable homes.

     On September 15, 1999, ValueVision International Inc., and NBC Internet
(NBCi), an entity to be formed, subject to shareholder and regulatory approval, as a result of the proposed merger of Snap.com, XOOM.com (NASDAQ: XMCM) and several Internet assets of NBC, announced strategic commerce initiatives under the brands SnapTV and SnapTV.com. Under the terms of the agreement, ValueVision's home shopping cable television network will be re-branded SnapTV and ValueVision Interactive's companion SnapTV.com Internet shopping service will be launched together with a wide-ranging direct e-commerce strategy.

     This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues and cash flows. Forward-looking statements are subject to risks and uncertainties that may cause results of Bid.Com and VVI (the "companies") to differ materially from expectations. Important factors and risks that could cause results to differ materially from those in any such forward-looking statements include: consumer spending and debt levels; interest rates; competitive pressure on sales and pricing; the maintenance of ValueVision's programming; the possibility that ValueVision's revenues and cable distribution will not continually increase; that e-commerce will not be successful; that other strategic alliances (including the GE Equity and NBC alliance) may not result in increased revenues, earnings or subscribers; that shareholders or regulators will not approve the proposed NBC Internet merger; the risks of infringement of intellectual property rights; reliance on strategic relationships; Bid.Com's ability to further develop its business-to-business and licensing businesses, its ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of its products and services, competitive factors, new products and technological changes, and other such risks the companies may identify and discuss from time to time, including those risks disclosed in Bid.Com's amended Form 20-F filed with the Securities and Exchange Commission and risks and uncertainties disclosed in ValueVision's Annual Report on Form 10-K for the year ended January 31, 1999, quarterly reports on Form 10-Q and current reports on Form 8-K filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the companies' plans will be achieved.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BID.COM INTERNATIONAL INC.


Date: September 22, 1999            By: /s/ Paul Hart
                                        -------------
                                        Name: Paul Hart
                                        Title: Chief Financial Officer

                                       3